Exhibit 21.01

SCHEDULE OF SUBSIDIARIES

Name	Percent Ownership	State of Organization

CirTran Products Corp	100%	Utah

Racore Network, Inc.	100%	Utah

CirTran-Asia, Inc.	100%	Utah

CirTran Media Corp.	100%	Utah

CirTran Online Corp.	100%	Utah

CirTran Beverage Corp.	100%	Utah

CirTran Corporation	100%	Utah

After Bev Group, LLC	4% economic interest	California
	51% voting interest